FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated March 2, 2009
2.	Press release dated March 3, 2009
3.	Press release dated March 23, 2009
4.	Press release dated March 30, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2009
ARM HOLDINGS PLC.

By: /s/Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

KEIL DELIVERS STREAMLINED DEVELOPMENT ENVIRONMENT FOR EMBEDDED SOFTWARE DEVELOPMENT

Keil release µvision4 IDE

CAMBRIDGE, UK – Mar. 2, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced the Keil™ µVision®4 integrated development environment (IDE) for creating, simulating and debugging embedded applications on microcontroller and smartcard devices. The µVision4 IDE has been designed to enhance developer’s productivity, enabling faster, more efficient program development and verification. The flexible window management system introduced in the μVision4 IDE enables developers to use multiple monitors and provides complete control over window placement anywhere on the visual surface. The new user interface makes better use of the screen space and organizes multiple windows more efficiently; delivering an uncluttered, efficient environment to develop applications.

µVision4 builds on the success of µVision3 adding:
•	System Viewer windows providing device peripheral register information which can be changed directly from within the System Viewer windows.
•	Debug Restore Views allow multiple window layouts to be saved, enabling quick selection of the most suitable debug view for program analysis.
•	Multi-Project Workspace provides a simplified way to work with numerous concurrent projects such as boot loader and application programs.
•	Data and instruction trace capabilities for ARM® Cortex™ processor-based MCUs.
•
Device Simulation has been extended to support many new devices such as ARM Cortex-M3 processor-based MCUs from Luminary, NXP, and Toshiba; Atmel SAM7/9, and new 8051 derivatives such as Infineon XC88x and SiLABS 8051Fxx.

•	Supports interfaces for many debug adapter interfaces including ADI miDAS Link, Atmel SAM-ICE, Infineon DAS, and ST-Link.
•	More information about the µVision4 IDE is available at: www.keil.com/uv4

“The µVision4 IDE builds on the success of what is widely acknowledged as the most popular development environment for microcontrollers,” said Reinhard Keil, director of MCU Tools, ARM. “With the introduction of the µVision4 IDE, we have significantly extended its capabilities to meet the ever increasing demands of embedded software developers.”
Availability
The Keil µVision4 IDE is available now as an unlimited beta version from:
http://www.keil.com/uv4.
All Keil software development tools, including Keil Cx51, C166 and MDK-ARM will begin shipping with integrated µVision4 during Q2/09.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and μVision are registered trademarks of ARM Limited. Keil and Cortex are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS; and ARM Sweden AB.

Contact Details:

Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

Item 2

FUJITSU CHOOSES ARM CORTEX TECHNOLOGY FOR AUTOMOTIVE APPLICATIONS

ARM Cortex-R4F processor specifically designed for safety and fault tolerance

CAMBRIDGE,UK ,  March 3, 2009 – ARM [(LSE:ARM); (Nasdaq:ARMH)] , today announced that Fujitsu Microelectronics Europe GmbH has signed a major licensing agreement for the ARM® Cortex™ -R4F processor for use in automotive applications including safety and chassis.  The agreement is a significant endorsement of the ARM architecture in the automotive market as manufacturers endeavour to consolidate their automotive functions into a reduced number of more capable processors.

It has been predicted that automotive semiconductor revenue will grow by an annual compound rate of 7.7 percent between 2007 and 2012 as new and potential applications for the deployment of electronics in current and next generation vehicles increases. Benefits such as adaptive cruise control, lane departure warning systems and monitoring driver fatigue and inattention are examples of driver-assistance safety enhancements that are expected to be widely deployed in future vehicles. Furthermore, numerous applications are emerging in the industrial space where the Cortex-R4F processor could prove to be an ideal fit.

Combined with its high performance and low power capabilities, the Cortex-R4F processor includes a strong focus on safety. The processor features pre-integrated embedded error correction (ECC) and a synthesis option to implement lock step architectures simplifying implementation and aiding IEC61508 and ISO26262 and ISO26262 certification. It features high-resolution memory protection facilities to enable tight control over independent software tasks. These functions are all critical to automotive applications based on the AutoSAR runtime environment and the JasPar Automotive software platform architecture,

In addition to the Cortex-R4F processor, the agreement includes the ARM AMBA® Designer tool and ARM CoreSight™ technology for advanced on-chip debug and real-time trace.

The CoreSight debug and trace technology provides on-chip resources enabling the development of more reliable and higher performance products across all market segments. For real-time, safety critical applications such as automotive, CoreSight technology provides software engineers with critical features such as exhaustive real-time data monitoring, code coverage or software performance optimization, making ARM processor-based SoC the easiest to debug and optimize.

The AMBA Designer tool simplifies the process of achieving optimal configuration of ARM interconnect and memory controller peripherals for greatly increased system performance and power savings.

“This licensing agreement enables us to continue to build on our position in the automotive market by optimizing development costs across a common core platform,” said Dirk Weinsziehr, VP Marketing and Development, Fujitsu Microelectronics Europe. “By developing new products around the proven ARM architecture, we are well positioned to deliver high-performance automotive solutions for the next generation of vehicles”

“As vehicle manufacturers strive to consolidate their microprocessor requirements, we are seeing an increasing demand from licensees to develop devices based on ARM technology. This latest agreement with a recognized market leader demonstrates the continued adoption of ARM as the architecture of choice in the automotive industry,” said Wayne Lyons, global director of Automotive Solutions, ARM. “By leveraging the performance and power benefits of the Cortex family of processors along with the other advanced ARM technology, Fujitsu can offer highly-optimized, future proof solutions for the automotive market.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and AMBA are registered trademarks of ARM Limited. Cortex and CoreSight are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS; and ARM Sweden AB.

Contact Details:

ARM PRESS OFFICE:

Alan Tringham	Charlene Marini
ARM	ARM
+ 44 1223 400947	+1 408-576-1131
alan.tringham@arm.com	charlene.marini@arm.com

Item 3

ARM OUTLINES VISION FOR NEXT GENERATION OF MOBILE GAMING
Technology leadership and expanding ecosystem will underpin mass of Mali GPU-enabled market leading devices

CAMBRIDGE, UK, March 23, 2009 – ARM [(LSE:ARM); (Nasdaq:ARMH)], a company already synonymous with excellence in CPU design, continues to show success in delivering highest performance ARM® Mali™ graphics processing unit (GPU) technology and today outlined its vision to shape the future of the next generation of graphics processing and mobile gaming against the backdrop of the 22nd annual Game Developers Conference (GDC) in San Francisco, Calif..  ARM’s collaborative approach to graphics acceleration solutions, combining the strength of the Mali complete graphics stack with the reach of ARM’s Partner ecosystem, has led to widespread adoption of Mali technology by 27 licensees to date.  ARM continues to build on its success, delivering a wide range of powerful, easily configurable Mali graphics IP and working with leading silicon Partners, device manufacturers and content providers in the gaming and graphics industry to bring a proliferation of Mali GPU-enabled mobile phones and consumer devices to market, with immediately available console-quality mobile gaming content, stunning user interfaces, advanced navigation applications and Web browsing.

“Gaming strategy and visually compelling applications are becoming increasingly important now that mobile handheld devices are so prolific, and the time has come to create innovative new gaming concepts,” said Borgar Ljosland, director of advanced product marketing for ARM’s Media Processing Division. “Today’s consumer devices are based on yesterday’s platforms, and there is a tremendous opportunity for a revolution in the gaming market that hinges on the collaborative efforts of IP providers, foundries and OEMs alike.  Thanks to the strength of Mali in the GPU space, we are well poised to lead the charge to this next level and fully expect the vast majority of tomorrow’s consumer devices will be based on Mali technology.”

The Mali GPU family scales from Mali-55, the world’s smallest GPU to Mali-400 MP, the highest-performance embedded multicore GPU IP on the market which supports complex gaming applications at up to 1080p high-definition resolution, thereby addressing the widest range of performance points for all embedded graphics needs. This diverse offering enables ARM to lead in conformance to numerous open standards and confirms the company’s unique position as a world-class supplier of the complete range of hardware and software graphics IP, enabling application developers and device manufacturers to create competitive and cutting-edge designs.

“ARM brought its first Mali GPUs to market in 2006 and combined this with an integrated graphics software stack, expanding its capabilities and broadening its total solution offerings for licensees,” said Dr. Jon Peddie, president of Jon Peddie Research. “This has posed serious competition to other GPU IP suppliers and with ongoing product investment and Partner collaboration, ARM is primed to lead the next era of mobile gaming - an important task, considering that the quality, complexity and variety of games available for the broadening range of handheld devices is set to soar in the next couple of years.”

The company was among the first to create a market for licensable GPU IP in mobile and has the most widely deployed 3D software engine (ARM Mali-JSR184) as well as graphics hardware delivered to system-on-chip (SoC) vendors in a wide range of target market segments.  In order to achieve pervasiveness for the next wave of gaming and graphics processing, ARM is focused on expanding its already robust network of Mali technology licensees that already includes Amlogic, Broadcom, EMP, FXI, LG, Micronas, Motorola, MTekvision, NXP, Pantech, RMI, Samsung, Siemens, Socle, ST, Telechips and Zoran.

“We recognize huge potential in delivering a complete range of solutions for developers and OEMs, and have an extensive network of Partners and licensees that enable us to deliver the necessary hardware and software architectures for ultimate compatibility,” said Ljosland.  “The focus on innovation and the future of the gaming industry at this year’s GDC fully aligns with our plan to shape the future of the graphics industry: a future that is underpinned by close partnerships with device manufacturers and software developers, enabling early access to the latest CPU and Mali GPU platforms to differentiate and lead in an increasingly competitive market”

Mali GPUs are easily integrated into ARM’s overall system design approach, where interconnect, cache, CPUs and software are incorporated into chip design pre-silicon to ensure high quality, media-rich experiences.  There are currently more than 80 million Mali graphics technology-enabled phones in the marketplace, including the widely available LGE Renoir handset, enabled by the Mali-55 GPU and ARM CPU, employing Mali GPU acceleration to drive the phone’s innovative Flash-based user interface.

As video becomes an increasingly important part of the consumer’s mobile experience, the need for flexible and scalable video solutions is rising.  Complementary to the Mali graphics IP and part of the ARM multimedia portfolio is the highly flexible and scalable Mali-VE video encode and decode technology, for image resolutions from QCIF up to High Definition (1080p).  Mali-VE solutions are also shipping in mass volume mobile handsets, where the optimum combination of high performance, efficient die size, programmability and low power consumption are key, delivering high quality visual displays.

Mali processors deliver stunning 2D and 3D graphics with 4x and 16x full scene anti-aliasing (FSAA) to “smooth” otherwise jagged lines without any noticeable drop in performance. In addition to providing content developers with the state-of-the-art programmable features in OpenGL ES 2.0, Mali products also support SVG and Flash through OpenVG for improved text, navigation, UI and web-browsing experiences. Mali technology takes full advantage of complementary ARM products including memory controllers, interconnect and peripherals, application and embedded processors, and Mali video engines, physical IP and embedded firmware to deliver a powerful and complete graphics experience on mobile phones, PDAs, GPS and STB devices, with sustained performance, very low power consumption and leading memory bandwidth usage for up to 1080p resolutions.  For more information, please visit the ARM booth #5316 NH a the Game Developers Conference and find out more at http://www.arm.com/products/multimedia/graphics.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Mali is a trademark of ARM Limited. All other brands or product names are the property of their respective holders.  “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB."

Contact Details:

ARM PRESS OFFICE:		PR CONTACT:
Lorna Dunn	Charlene Marini	RJ Bardsley
ARM	ARM	Racepoint Group
+44 (0) 1223 400835	+1 415-694-6740	+1 408-576-1131
lorna.dunn@arm.com	charlene.marini@arm.com	rjbardsley@racepointgroup.com

Item 4

KEIL ENABLES PROTOTYPING OF CORTEX-M PROCESSOR-BASED SYSTEMS WITH THE MICROCONTROLLER PROTOTYPING SYSTEM
Industry’s first prototyping system to incorporate Cortex-M0 and Cortex-M3 processors implemented in FPGA
CAMBRIDGE, UK – Mar. 30, 2009 – ARM [(LSE: ARM); (Nasdaq: ARMH)] today announced at Embedded Systems Conference (ESC), San Jose, Calif.,  the Keil™ Microcontroller Prototyping System (MPS), enabling evaluation and prototyping of ARM® Cortex™-M class processors and user defined peripherals in a single product. The Keil MPS is the first prototyping system incorporating a full-speed Cortex-M0 or Cortex-M3 processor implemented in FPGA which can be integrated with third-party peripheral IP to deliver a prototyping system for hardware and software application development.

The MPS enables ARM Partners to implement a Cortex-M class system without having access to the processor RTL, meaning different processors can be benchmarked in order to choose the most suitable for the intended devices price/performance. Additionally, the MPS is delivered fully configured with the Cortex-M processor and is fully tested so that the user does not have to test the processor implementation and can immediately begin adding third-party IP or writing software.

“Previously ARM Partners could not implement a FPGA prototype without access to the processor RTL,” said Mark Onions, director of marketing, ARM System Design Division. “The Microcontroller Prototyping System provides a consistent platform for evaluating and developing devices based on the Cortex-M processors available today – including the industry’s smallest, lowest power Cortex-M0 processor - and those to be released in the future.”

Key benefits of the Keil MPS are:
●	Cortex-M class processor running at up to 50MHz allows systems to run at close to the speed of the final microcontroller (MCU) device or system-on-chip (SoC).

●
Integrated memory and peripherals interfaces such as USB, Ethernet, DVI, MMC/SD Card, and FlexRay/CAN enable the system to be configured with a wide range of peripherals which may be included on the final SoC.

●	Large FPGA prototyping system based on an Altera Stratix III enables users to incorporate third-party peripherals and IP.
●
 Comprehensive Development Tools – the MPS includes the Altera Quartus II Web Edition to build and download the MCU or SoC hardware design to FPGA, Keil ULINK2 JTAG adapter and Keil MDK-ARM (evaluation version) to develop application software.

 Availability

The ARM Microcontroller Prototyping System is available today, shipping with Cortex-M3 processor support. Cortex-M1 and Cortex-M0 processor support to follow.
For more information:  http://www.arm.com/products/DevTools/mps.html

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. Keil and Cortex are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS; and ARM Sweden AB.

Contact Details:
ARM
Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com